Exhibit 99.1

FINAL SLATE OF NOMINATIONS FOR THE POSITION OF DIRECTORS OF THE COMPANY

(A)	FINAL SLATE OF NOMINATIONS FOR THE POSITION OF INDEPENDENT DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82B (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Independent Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of July 15, 2020:

•	Mr. Alexey Marey;
•	Ms. Elena Titova;
•	Mr. Marcus James Rhodes.

(B)	FINAL SLATE OF NOMINATIONS FOR THE POSITION OF ELECTED DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82A (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Elected Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of July 15, 2020:

•	Mr. Boris Kim;
•	Ms. Nadiya Cherkasova;
•	Mr. Sergey Solonin;
•	Ms. Tatiana Zharkova.

The nomination of the aforesaid persons shall be considered and if thought fit approved by the ANNUAL GENERAL MEETING of the Company to be held on August 04, 2020, at 10:00 am (Cyprus time) at Company’s office at 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Information on the nominees for the position of the Directors of the Company

Mr. Alexey Marey has served as our director since June 2019. He is also a member of the Board of Directors of Alfa-Bank JSC (since June 2012), Rissa Investments Limited (IDS Borjomi International Group) (since November 2014) and Public Joint Stock Company “Chelyabinsk Pipe Plant” (since June 2020). From 1998 to 2004 Mr. Alexey Marey successively worked at DANONE, Gillette International (Moscow) and Duracell Batteries N.V. Further Mr. Alexey Marey joined Alfa-Bank JSC where he headed Retail Business, and then held a position of Chief Executive Officer of Alfa-Bank JSC from May 2012 to November 2017. Mr. Alexey Marey graduated from Moscow Aviation Institute, Economics Department in 1999.

Ms. Elena Titova has served as our director since June 2019. Ms. Elena Titova has over 24 years of experience in investment banking. She is currently an independent member of the Supervisory Board of the “Bank Otkritie Financial Corporation” (Public Joint-Stock Company), a member of the Supervisory Board of Bank Trust and also a partner and chairperson of the Board Directors of ICONIC, a block-chain integrator. In 1990-1993 Ms. Elena Titova worked as an international markets specialist at W.R. Grace & Co. (USA). Between 1994 and 1998, Ms. Elena Titova held a number of positions in New York and London offices of Goldman Sachs. In 1998-2006 she headed Moscow office of Goldman Sachs. In 2006 Ms. Elena Titova joined Morgan Stanley in Moscow as Head of Investment Banking Division and then became a President and General Director of Morgan Stanley Bank in Russia and later a member of its Board of Directors. In 2012-2013 Ms. Elena Titova was a President and Chairperson of the Management Board of the Russian Regional Development Bank. In 2014-2018 Ms. Elena Titova served as a President and Chief Executive Officer of UBS Bank, Moscow, Russia, as well as a member of its Board of Directors. Ms. Titova graduated in 1989 from Lomonosov Moscow State University with a degree in economics. In 1994, she received an MBA from Kellogg Business School, Northwestern University, IL (USA).

Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PhosAgro (since May 2011). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods, from November 2009 to June 2011 for Rusagro Group and from September 2018 to June 2019 for Rustranscom PLC. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Mr. Boris Kim has served as our director since May 2013 and as our chief executive officer since January 2020. He has also been a chairman of our board of directors from June 2014 until January 2020. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim was one of the co-founders of the e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. From 2017 until 2018 Mr. Kim was an executive director at Association for Development of Financial Technologies. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Ms. Nadiya Cherkasova has served as our director since June 2018. During her career Ms. Nadiya Cherkasova held top positions at Inkombank, KMB Bank, Trust Bank and VTB 24. Ms. Nadiya Cherkasova is currently a member of the Management Board and a Deputy President—Chairman of the Management Board of “Bank Otkritie Financial Corporation” (Public Joint-Stock Company). Ms. Cherkasova earned a degree in economics from Nizhny Novgorod State University, followed by a degree from the International Moscow Finance and Banking School, as well as she held internships with South Shore Bank (USA), the EBRD (Austria) and the IIMD (Germany).

Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our chief executive officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. He is one of the co-founders of QIWI and held key executive roles within QIWI Group. Mr. Solonin is currently a member of the board of directors of Qiwi Bank and FLOCKTORY LTD. He is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Ms. Tatiana Zharkova has over 25 years of experience in banking. She is currently an advisor to the chairman of the board of directors of QIWI Bank (JSC) and a General Director of Association for Development of Financial Technologies. During her career Ms. Tatiana Zharkova successively worked in the commercial banks Menatep Saint-Petersburg, Russian standard and Stolichny. She also participated in the launch of Rusfinance bank and held top positions in KMB-Bank, Volkswagen Bank RUS, Globex Bank and AK BARS Bank. Ms. Tatiana Zharkova graduated from Plekhanov Russian University of Economics in 1995 with a degree in finance and credit and from Graduate School of Public Administration of Lomonosov Moscow State University under the Independent Director program in 2015. She is also a candidate of economic sciences and qualified as an IoD Chartered Director.